Management's Discussion and Analysis
For the three months and year ended September 30, 2013

December 11, 2013
The following discussion of the financial condition and results of operations of The Cash Store Financial Services Inc. (“Cash Store Financial” or “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2013.
The Company’s board of directors (the “Board of Directors”), on the recommendation of the Company’s audit committee (the “Audit Committee”), approved the content of this MD&A on December 11, 2013.
All figures are presented in thousands of Canadian dollars, unless otherwise specified, and are reported in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Other Information
Additional information about Cash Store Financial, including our annual information form, information circular, and annual and quarterly reports, is available on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml.

Non-GAAP Performance Measures
Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results. For a definition of these measures, refer to the subsection entitled "Non-GAAP Performance Measures".

Note
Cash Store Financial is a Canadian corporation and is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not conduct business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information
In order to help investors understand the Company’s current results and future prospects, this MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to: information with respect to our objectives, strategies, operations and financial results, competition; initiatives to grow revenue or reduce retention payments and other costs; the Company's strategy to enable customers to access mainstream credit products in the section entitled "Strategy"; and the Company's financial results in the sections entitled "Performance" and "Liquidity and Capital Resources."

Forward-looking information can generally be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. They may also be identified by statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to) changes in economic and political conditions, legislative or regulatory developments, technological developments, third party arrangements, competition, litigation, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described under the heading “Risks and Uncertainties”.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary. There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially. Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

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FY2013 Management’s Discussion & Analysis

The Business

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see "Forward-Looking Information" and "Risks and Uncertainties" for additional information on the factors that could cause results to vary.
Cash Store Financial is a leading provider of alternative financial products and services, serving everyday people for whom traditional banking may be inconvenient or unavailable. The Company owns and operates Canada’s largest network of retail branches in the alternative financial products and services industry, with 510 branches across Canada under the banners “Cash Store Financial”, “Instaloans” and “The Title Store.” Cash Store Financial also owns and operates 27 branches in the United Kingdom (the "UK") under the banner “Cash Store Financial”.

The Company is listed on both the Toronto Stock Exchange (TSX:CSF) and New York Stock Exchange (NYSE:CSFS).

Cash Store Financial acts as both a broker and lender of short-term advances and offers a range of other products and services to help customers meet their day to day financial service needs. The Company employs a combination of payday loans and lines of credit as its primary consumer lending product offerings and earns fees and interest income on these consumer lending products. Cash Store Financial also offers a wide range of financial products and services including bank accounts, prepaid MasterCard, private label credit and debit cards, cheque cashing, money transfers, payment insurance and prepaid phone cards. The Company has agency arrangements with a variety of companies to provide these products.

The table below illustrates the Company’s primary consumer lending offerings summarized by jurisdiction since October 1, 2011:

Jurisdiction	Branches	Oct 1, 2011 to Jan 31, 2012	Feb 1, 2012 to Sep 30, 2012	Oct 1, 2012 to Jan 31, 2013	Feb 1, 2013 to Present

British Columbia, Alberta Saskatchewan Nova Scotia	278	Payday Loans (Brokered)	Payday Loans (Direct Lending)

Manitoba	25	Payday Loans (Brokered)	Payday Loans (Direct Lending)	Lines of Credit (Brokered)

Ontario	174	Payday Loans (Brokered)	Payday Loans (Direct Lending)		Lines of Credit (Brokered)

New Brunswick Newfoundland Prince Edward Isl. Yukon / NWT	33	Payday Loans (Brokered)

United Kingdom	27	Payday Loans (Direct Lending)

Regulatory Environment
Management views regulations affecting its primary product offerings of payday loans and lines of credit as the most critical factor affecting the Company's ability to successfully operate and execute its business strategy.
In Canada, certain provinces have developed regulations specific to payday loans. The key components of payday loan regulations are caps on the loan size, length and fees that can be charged. Typically regulations limit payday loans to a maximum of $1,500 and 62 days in duration, as well as providing a rate cap. The following table shows the rate caps in the provinces where the Company currently offers payday loans:

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FY2013 Management’s Discussion & Analysis

Province	Rate Cap (per $100)
British Columbia	$23
Alberta	$23
Nova Scotia	$25
Saskatchewan	$23
The Company is subject to class action proceedings initiated in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, alleging non-compliance with rate caps in those provinces. The Company believes that it has complied with all applicable provincial regulations and is defending these actions vigorously.
The Company's newly introduced primary product offering of lines of credit in Ontario, where approximately one third of the Company's branch network is located, has been subject to examination by the Ontario Minister of Consumer Services and the Registrar of payday loans (the "Ontario Regulator"), who is responsible for regulating the payday loans sector in that province. The Ontario Regulator has proposed amended regulations which may capture the lines of credit under the existing Payday Loans Act and may require the Company to re-apply for licenses to continue to offer its products and comply with payday loans regulations. The new regulations do not propose a rate cap for the lines of credit. The Ontario Regulator is currently considering industry feedback on the proposed amendments and the content and timing of such amended regulations is not yet known.
The UK does not currently have specific regulations for payday loans, however in April 2014 the Financial Conduct Authority ("FCA") will assume responsibility for regulating the sector. The FCA has proposed new payday lender measures that will include limiting to two the number of loan rollovers and the number of times that lenders can access a borrower’s bank account for payment, both of which have an implementation date of July 1, 2014. The FCA will also require a borrower affordability assessment before payday lenders can extend a loan and will require that lenders include clear risk warnings on advertisements. In addition, the FCA plans to put in place dedicated supervision and enforcement teams. The FCA opened its proposed rules for comment and is expected to publish final guidance in February 2014. The Company has obtained interim licenses to operate as a payday lender in the UK in advance of the regulations. On November 25, 2013, legislators in the UK announced that a rate cap setting power for payday loans will be included through amendments to the Banking Reform Bill which is currently before the House of Lords. It has been reported that the rate cap will be set by the FCA and address the total cost of borrowing. The Banking Reform Bill is expected to receive final reading on December 9, 2013 and rate caps are expected to come into force during 2015.
Loan rollovers (extensions of existing loans for a fee and/or provision of new loans to pay out previous loans) are prohibited in certain Canadian provinces. Cash Store Financial does not engage the practice of rollovers in any Canadian province and limits the number of rollovers to four for consumers in the UK. Although the proposed regulations in the UK would represent a change from current practice, the Company does not expect a material negative impact given that only approximately 5% of its branch network is located in the UK.
Please see "Risks and Uncertainties" for additional information on regulations and litigation.
Giving Back
Cash Store Financial is proud to be partnered with the Canadian Diabetes Foundation. Part of the Company’s fundraising activities is to host Freedom Runs across Canada. In FY2013, Cash Store Financial hosted 15 Freedom Runs and sponsored 5 runs for diabetes. To date, these efforts have helped contribute over $1 million to this cause.

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FY2013 Management’s Discussion & Analysis

Strategy

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see "Forward-Looking Information" and "Risks and Uncertainties" for additional information on the factors that could cause results to vary.
The Company’s long-term goal remains unchanged: to become the premier financial service provider to consumers in its target market by complementing the products and services of traditional banks and providing a step up for those consumers who do not have access to traditional bank products.
A Look Back
The Company's objective for FY2013 was to continue to move upstream by building on its differentiated branch environment, introducing new products and services that will maintain customer relationships for longer time periods and shifting the focus from short-term payday loans to longer term line of credit products.
In keeping with this objective, on October 1, 2012 and February 1, 2013, the Company launched a new suite of line of credit products in Manitoba and Ontario, respectively, and payday loans are no longer being offered in those provinces at this time. The lines of credit are traditional, unsecured, medium-term revolving credit lines, with regular minimum payments tailored to customers’ needs and profiles. This suite of line of credit products enables consumers to move up the credit ladder toward credit-scored products that will eventually enable access to other mainstream lending products.

The lines of credit were designed to offer the following benefits:

Benefits to Consumers	Public Policy Objectives	Benefits for the Company
 - Access to flexible credit products that did not previously exist in the marketplace

 - Lower credit costs through a graduated line of credit suite that rewards good payment behavior

 - Ability to reduce borrowing costs that will improve overall indebtedness

 - Opportunities to rebuild credit

 - Bring consumers with no, limited, or poor credit into mainstream economic products

 - A mechanism for consumers to save money and rebuild their creditworthiness

 - Innovative products for the underserved lower-end of the credit market

 - Reduce indebtedness and encourage savings

 - Diversification beyond payday lending and a growing recognition as a full-service financial services provider

 - Access to a broader segment of the consumer market

 - Delivery of a broader spectrum of financial services products

 - Extended customer relationships reduces high acquisition costs and adds incremental revenue

 - Uniform platform and delivery of consistent consumer experience

In Manitoba and Ontario, the Company has graduated customers from its Basic line of credit to its Progressive line of credit that offers better rates and more flexible minimum repayment terms. These lines of credit supplement the Company’s lowest cost Elite line of credit that has been offered to qualifying customers across Canada starting in Q1 of FY2012.

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FY2013 Management’s Discussion & Analysis

The following is a summary of the Company's progress in relation to the four strategic priorities in FY2013:

Element	Progress
Platform & Distribution Growth
 - Continue to optimize branch operations.

- Continue methodical expansion into underserved markets.

- Grow branch network through training and incentive programs.

- Develop online lending platform and internet presence.

 - Increased revenue per branch compared to the same period last year.

- Launched consumer testing for online payday lending in Alberta and in the UK. Hired Dean Ozanne, an experienced banking executive, as Senior VP of Virtual Operations and Innovation.

- Hired Michael Baker, and experienced executive in the financial services and banking sector as Senior VP of Canadian Operations.

- Launched "the Title Store" banner in Alberta brokering short term loans secured against motor vehicles in 10 locations.

Product Growth
 - Continue to focus on other financial products and services.

- Continue to move upstream and bridge the gap between payday loans and the products of traditional banks.

- Help customers achieve greater financial freedom through graduated products at reduced costs that will help them rebuild their credit.

 - Introduced new lines of credit in Manitoba and Ontario that will help customers rebuild their credit rating.

- Graduated customers in Manitoba and Ontario from the Basic line of credit to the lower cost Progressive line of credit.

Improved Margin Management
- Continue to focus on cost savings and branch operating metrics. - Improve collections.	- Reduction in sales expenses of 8% compared to last year.
Financial Risk Management and Funding Model
- Continue to proactively manage risk to protect Cash Store Financial from changes in funding markets, interest rate, currency fluctuations and regulatory environment.	- Exited from direct lending of payday loans in Manitoba and Ontario and introduction of brokered lines of credit.

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FY2013 Management’s Discussion & Analysis

The Road Ahead
In FY2013, the Company made significant progress in key areas that lay the foundation for transforming the business for the future, including the transition to lines of credit and new product introductions.
The Company will continue to move upstream by building on its differentiated branch environment and expanding new products and services that will maintain customer relationships for longer time periods and shifting the focus from short-term payday loans to longer term line of credit products.
Management has worked closely with the Board of Directors to develop a tactical plan of actions and accountabilities for FY2014. Progress towards the achievement of the tactical plan is monitored monthly. The strategies addressed in this tactical plan for FY2014 include:

Financial Priorities

•	Growth in loan fees with the roll-out of a suite of line of credit products to attract new customers.

•
Grow other income by developing other service offerings such as bank accounts, payment card products, payment insurance that focus on providing long term value for customers and result in increased customer retention.

•	Reduce corporate expenses through a reduction in external professional fees.

•	Stabilize and reduce credit losses through improvements in underwriting and operational improvements in branch and centralized collections processes.

•	Improve UK financial performance through customer growth and more cost effective business partners to provide other financial products and service offerings.

Growth Opportunities

•	Carefully pursue UK growth through branch network growth.

•	Grow revenue from the Title Store through network expansion and marketing to existing customer base.

•
Complete testing phase of online lending in the UK and Canada and expand online lending volumes profitably through a "bricks and clicks" strategy to leverage the Company's existing physical branch network.

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FY2013 Management’s Discussion & Analysis

Performance

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see "Forward-Looking Information" and "Risks and Uncertainties" for additional information on the factors that could cause results to vary.
FY2013 consolidated revenue of $190.8 million increased by 1.8% compared to $187.4 million in FY2012 despite a 2.0% decline in loan volume. Loan fee revenue increased by $14.4 million, offsetting a reduction in other income of $11.1 million. FY2013 revenue from Canadian operations increased by $3.2 million while revenue from UK operations was flat compared to FY2012.
Branch sales expenses of $110.4 million for the year ended Sept 30, 2013 decreased by 8% compared to $120.5 million in the same period last year as a result of the 63 branch consolidations that occurred during FY2012 and an increased focus on cost control.
On an adjusted basis, the FY2013 provision for credit losses as a percentage of direct loan volume was stable at 5.2% compared to 5.1% in FY2012. As of September 30, 2013, the Company recorded an additional provision for credit losses of $5.2 million resulting from a change in estimation methodology to charge-off advances at 90 days past due.
Retention payments increased to 4.8% of brokered loan volume in FY2013 compared to 3.6% in FY2012 as a result of the Company's efforts to manage its overall credit loss exposure to third-party lenders.
EBITDA for FY2013 was negative $1.0 million, up from negative $31.7 million in FY2012. Significant items that impacted FY2013 reported EBITDA were as follows:

•	A reduction in other income;

•	Increased provision for credit losses resulting from the estimation methodology change to charge-off advances at 90 days past due;

•	Impairments on acquired advances and certain long-lived assets;

•	Increased corporate salaries and legal costs;

•	Costs associated with restatements of previously issued financial statements and the special investigation; and

•	Allowances for significantly aged receivables from a vendor.
In FY2012, the Company recorded $44.8 million of charges, primarily comprised of a $36.8 million expense for the settlement of pre-existing relationships with third-party lenders and $5.0 million related to asset impairments and branch consolidations.
Diluted EPS for FY2013 was a $2.02 loss compared to a loss of $2.50 in FY2012.
Cash at September 30, 2013 decreased by $7.7 million to $11.5 million from $19.1 million at September 30, 2012. Cash used in operating activities during FY2013 was negative $0.7 million, down from $15.0 million provided by operating activities in FY2012. The Company has secured credit facilities subsequent to September 30, 2013 to assist in meeting ongoing working capital requirements and fund strategic growth initiatives.

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FY2013 Management’s Discussion & Analysis

Selected Annual Information

($000s, except for per share amounts, number of loans and branch count)		Year Ended September 30, 2012	Year Ended September 30, 2013	2013 vs. 2012 % change
Consolidated results
No. of branches	Canada	511	510	—%
	United Kingdom	25	27	8%
		536	537	—%

Loan volume	Direct	$517,075	$540,427	5%
	Brokered	280,637	241,371	(14)%
		797,712	781,798	(2)%
Revenue
Loan fees		$137,994	$152,430	10%
Other income		49,418	38,335	(22)%
		187,412	190,765	2%

Sales expenses
Salaries and benefits		65,944	58,653	(11)%
Rent		18,940	18,581	(2)%
Selling, general and administrative		23,595	20,449	(13)%
Advertising and promotion		5,180	6,307	22%
Depreciation of property and equipment		6,843	6,366	(7)%
		120,502	110,356	(8)%

Provision for credit losses		31,004	36,607	18%
Retention payments		9,968	11,659	17%
Corporate expenses		22,684	38,142	68%
Interest expense		12,339	18,583	51%
Branch closures costs		1,574	123	(92)%
Impairment of property and equipment		3,425	1,236	(64)%
Expense to settle pre-existing relationships with third-party lenders		36,820	—	(100)%
Class action settlements			—	—%
Other depreciation and amortization		835	1,794	115%
Loss before income taxes		$(56,877)	$(35,252)	(38)%
Net loss and comprehensive loss		(43,522)	(35,532)	(18)%
EBITDA		(31,722)	(992)	(97)%
Adjusted EBITDA		25,749	22,651	(12)%
Weighted average number of shares outstanding	- basic	17,432	17,564	1%
	- diluted	17,432	17,564	1%
Basic earnings (loss) per share		$(2.50)	$(2.02)	(19)%
Diluted earnings (loss) per share		$(2.50)	$(2.02)	(19)%
Consolidated Balance Sheet Information
Working capital		58,720	35,564	(39)%
Total assets		202,444	164,585	(19)%
Total long-term financial liabilities		129,641	130,623	1%
Total long-term liabilities		137,375	137,161	—%

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FY2013 Management’s Discussion & Analysis

Results of Operations
Branches
Total branch count of 537 reflects the FY2013 addition of 2 new branches in the United Kingdom as well as 10 new Title Store branches and a new Cash Store Financial branch offset by the closure of 12 branches in Canada. During FY2012, the Company consolidated 63 branches in Canada and transferred customers from affected branches to nearby branches.

Revenue

Loan Volume

Total loan volume of $781.8 million for the year ended September 30, 2013 decreased by 2% compared to $797.7 million for the year ended September 30, 2012. The decrease in loan volume reflects tightening certain underwriting criteria on the Basic line of credit product in an effort to manage credit risk and improve operating profitability as well as the impact of the revolving portion of the lines of credit.

The Company measures loan volume based on the total principal advanced to consumers.

Loan Fees

Loan fees include payday loan fees and fees charged for the credit assessment and brokering of advances and lines of credit on behalf of consumers.

(000s)	Year Ended September 30, 2012	Year Ended September 30, 2013	% Change
Payday loan fees	133,134	112,171	(16)%
Broker and credit assessment fees on lines of credit	4,860	40,259	728%
Total Loan Fees	137,994	152,430	10%

The year over year changes in the type of loan fees earned are reflective of the Company's cessation of payday loans and introduction of lines of credit in Manitoba and Ontario in FY2013. Despite the decrease in loan volume, the overall increase in loan fees of 10% is due to different revenue recognition policies between brokered and direct lending consumer advances. The Company earns its broker and credit

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FY2013 Management’s Discussion & Analysis

assessment fees for lines of credit at the time the line of credit is brokered while fees on directly originated short-term advances are deferred and recognized over the term of the advance.

Same Branch Revenue

FY2013 same branch revenue, calculated on the branches in Canada that were open for both the FY2013 and FY2012 was $348. This represents an increase of 4.8% compared to average revenues of $332 for those branches in FY2012 and is comprised of higher loan fees earned offset by a reduction in other income.

Other Income

Other income includes late interest and fees earned on consumer lending products as well as fees earned on other financial products and services such as bank accounts, debit cards and prepaid credit cards, cheque cashing, insurance, money transfers and prepaid phone cards.

(000s)	Year Ended September 30, 2012	Year Ended September 30, 2013	% Change
Fees earned on other financial products and services	43,613	28,611	(34)%
Interest	4,072	7,963	96%
Default and other fees	1,733	1,761	2%
Total other income	49,418	38,335	(22)%

The decrease in fees earned on other financial products and services is related to the following:

•
Price reductions on prepaid debit and credit card products and bank accounts designed to increase customer benefits and promote long term customer retention to ultimately increase profitability in the long-term;

•	An increase in consumer take up of cheques and electronic funds transfer as a form of disbursing proceeds as compared to prepaid debit and credit card products; and

•	The cessation of a customer payment protection insurance offering on lines of credit in Ontario.

The increases in interest and other recoveries earned is a result of the accounting treatment of acquired advances. In FY2012, the majority of interest and other recoveries were related to acquired advances and were recorded as a reduction to the acquired portion of consumer advances receivable, net. In the current period the majority of interest and default and other fees are related to direct advances and are recognized as income when received.

Sales Expenses

Sales expenses of $110.4 million for the year ended September 30, 2013 decreased by 8% compared to $120.5 million in the same period last year. The Company attributes these savings to an increased focus on cost control and to the 63 branch consolidations that occurred during FY2012.

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FY2013 Management’s Discussion & Analysis

Credit Losses and Recoveries

The Company’s provision for credit losses recorded on the consolidated statement of operations includes all estimated uncollectible contractual principal and loan fees and impairment on acquired portfolios. The provision for credit losses is reduced by any recoveries realized after advances are charged off. Collections of late interest and fees on advances that have not been charged off are recorded in other income on the consolidated statement of operations. When evaluating the Company’s overall credit loss rate, management considers the provision for credit losses net of default and other fees recorded in other income, as follows:

(000s)	Year Ended September 30, 2012	% of loan vol.	Year Ended September 30, 2013	% of loan vol.
Provision for credit losses	31,004	6.0%	36,607	6.8%
Default and other fees recorded in other income	(1,733)	-0.3%	(1,761)	-0.3%
Net	29,271	5.7%	34,846	6.4%

Due primarily to the change in estimation methodology used to calculate the provision, credit losses net of default and other fees for the year ended September 30, 2013 increased by $5.6 million, or 0.7% of direct loan volume in comparison to the prior year.

On an adjusted basis, the provision for credit losses for FY2013 was stable at 5.2% of direct loan volume compared to 5.1% for FY2012.

For the year ended September 30, 2013, the change in estimation methodology to charge-off advances at 90 days past due was approximately $5.2 million. In addition, for FY2013 the provision for credit losses expense includes $1.5 million of impairments related to subsequent changes to the valuation of acquired advances. In FY2012, the provision for credit losses reflected a $3.0 million expense related to the UK which offsets the total increases for year over year comparative purposes.

Retention Payments

This section should be read in conjunction with "Off-Balance Sheet Arrangements".

The nature of the Company’s funding and credit loss expenses under the direct lending model differ from those under the broker model. Under the broker model, the Company makes voluntary retention payments to third-party lenders in order to offset the impact of the credit losses third-party lenders experience.

(000s)	Year Ended September 30, 2012	Year Ended September 30, 2013
Losses on acquisition of line of credit advances	—	7,110
Payments to offset the impact of credit losses	9,968	4,549
Total retention payments expense	9,968	11,659

As a percentage of brokered loan volume, retention payments increased to 4.8% for FY2013 from 3.6% in FY2012. The increase was a result of the Company's continuing assessment of credit losses in brokered advances and the strategy to mitigate it exposures to third-party lenders with respect to this risk. IN FY2013 the Company made retention payments to third-party lenders and has repurchased line of credit advances such that its estimated maximum exposure has not increased in proportion to the level of brokering activity on a year over year basis.

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FY2013 Management’s Discussion & Analysis

Corporate Expenses

(000s)	Year Ended September 30, 2012	Year Ended September 30, 2013	% Change
Salaries and benefits	11,195	13,553	21%
Legal expenses	2,217	4,980	125%
Audit , accounting and special investigation	918	4,011	337%
Other	8,354	15,598	87%
Total Corporate Expenses	22,684	38,142	68%

The increase in corporate salaries and benefits is a result of investments in staffing for new lines of business and other one-time expenses.

Legal expenses increased for FY2013 as a result of additional legal activity related to new regulatory and securities class action claims as well as reserves taken for existing litigation and claims.

Included in audit, accounting and special investigation costs for FY2013 are $1.6 million related to the restatements of previously issued financial statements, as well as $2.0 million related to the special investigation.

Included in other corporate expenses is a $4.4 million provision related to receivables from a vendor. Also included in other expenses are increases in professional fees and other public company expenses such as board fees and additional corporate rent as a result of the move to a new corporate office in Q4 of FY2012.

Refer to the section entitled “Risks and Uncertainties” for additional information on the special investigation, regulatory developments and legal proceedings and "Other Receivables" for additional information on amounts due from vendors.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Total depreciation of property and equipment of $8.2 million for the year ended September 30, 2013 increased compared to $7.7 million in the same periods last year. The increase results primarily from a correction of depreciation of corporate property and equipment.

Amortization of intangible assets of $7.5 million for the year ended September 30, 2013 increased from $5.1 million in the same period last year. The Company acquired proprietary knowledge, non-compete agreements and favorable supplier relationships when advances were acquired from third-party lenders in the second quarter of FY2012.

Net Loss and Comprehensive Loss

The Company reported net loss of $35.5 million for the year ended September 30, 2013 compared to net loss $43.5 million in the same period last year. The prior year included an expense of $36.8 million for the settlement of pre-existing relationships with third-party lenders. Other significant factors contributing to the reported loss in comparison to the same period last year include increased provision for credit losses resulting from a change in estimation methodology to charge-off advances at 90 days past due, impairments on acquired advances, increased corporate salaries and legal costs, costs associated with restatements of previously issued financial statements and the special investigation, allowances for significantly aged receivables from a vendor and an increase to the valuation allowance recorded against deferred tax assets.

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FY2013 Management’s Discussion & Analysis

Summary of Quarterly Results

	(thousands of dollars, except for per share amounts and branch figures)	2012				2013
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Consolidated Results
No. of branches	Canada	573	569	529	511	511	513	510	510
	United Kingdom	23	25	25	25	25	25	27	27
		596	594	554	536	536	538	537	537

Loan volume	Direct	$13,076	$120,487	$188,485	$195,027	$180,599	$127,050	$113,244	$119,534
	Brokered	186,535	70,543	11,376	12,183	22,864	59,272	78,958	80,277
		199,611	191,030	199,861	207,210	203,463	186,322	192,202	199,811

	Revenue
	Loan fees	$32,892	$30,545	$36,204	$38,353	$38,018	$37,268	$37,657	$39,487
	Other income	12,956	11,544	12,454	12,464	11,485	9,389	8,671	8,790
		45,848	42,089	48,658	50,817	49,503	46,657	46,328	48,277
	Sales Expenses
	Salaries and benefits	16,856	17,672	16,493	14,921	14,462	14,325	14,902	14,964
	Rent	4,766	4,911	4,719	4,548	4,434	4,806	4,343	4,998
	Selling, general and administrative	6,489	6,406	5,725	4,971	4,969	5,076	5,733	4,671
	Advertising and promotion	1,690	1,063	1,212	1,215	1,369	1,437	1,693	1,808
	Depreciation of property and equipment	1,776	1,785	1,675	1,607	1,560	1,568	1,589	1,649
		31,577	31,837	29,824	27,262	26,794	27,212	28,260	28,090
		14,271	10,252	18,834	23,555	22,709	19,445	18,068	20,187

	Provision for credit losses	668	10,798	10,104	9,434	9,254	7,289	7,587	12,477
	Retention payments	6,557	2,271	554	586	1,769	1,665	2,444	5,781
	Corporate expenses	4,960	6,626	5,394	5,706	6,745	9,247	8,602	13,548
	Interest expense	169	3,068	4,536	4,566	4,603	4,644	4,660	4,676
	Branch closures costs	—	—	908	666	—	—	24	99
	Impairment of property and equipment	—	3,017	—	408	—	—	522	714
	Expense to settle pre-existing relationships with third-party lenders	—	36,820	—	—	—	—	—	—
	Other depreciation and amortization	583	1,503	1,770	2,117	2,172	1,994	2,796	2,349
	Net income (loss) before income taxes and class action settlements	1,334	(53,851)	(4,432)	72	(1,834)	(5,394)	(8,567)	(19,457)
	Class action settlements	—	—	—	—	—	—	—	—
	Taxes	$374	$(12,691)	$(861)	$(177)	$(132)	$(765)	$(1,673)	$2,850
	Net income (loss) and comprehensive income (loss)	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,629)	$(6,894)	$(22,307)
	EBITDA	3,862	(47,495)	3,549	8,362	6,501	2,812	478	(10,783)
	Adjusted EBITDA	9,446	721	5,516	10,066	9,152	6,332	4,673	2,494
	Basic earnings (loss) per share	$0.06	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)	$(1.29)
	Diluted earnings (loss) per share	$0.05	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)	$(1.29)
Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest.

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FY2013 Management’s Discussion & Analysis

Fourth Quarter
Loan Volume

Q4 FY2013 loan volume of $199.8 million decreased by 4% compared to $207.2 million for Q4 of FY2012. The decrease in loan volume reflects tightening certain underwriting criteria on the Basic line of credit product in an effort to manage credit risk and improve operating profitability as well as the impact of the revolving portion of the lines of credit.

Loan Fees

(000s)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	% Change
Payday loan fees	35,275	30,023	(15)%
Broker and credit assessment fees on lines of credit	3,078	8,905	189%
Total Loan Fees	38,353	38,928	1%

The year over year changes in the type of loan fees earned are reflective of the Company's cessation of payday loans and introduction of lines of credit in Manitoba and Ontario. Despite the decrease in loan volume compared to Q4 of FY2012, the overall increase in loan fees of 1% reflects pricing differences between payday loans and the new lines of credit.

Same Branch Revenue

Q4 FY2013 same branch revenue, calculated on the branches in Canada that were open for both the Q4 of FY2013 and Q4 of FY2012 was $88. This represents an decrease of 3.3% compared to average revenues of $91 for those branches in Q4 of FY2012 and is a result of the reduction in other income.

Other Income

(000s)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	% Change
Fees earned on other financial products and services	10,102	5,577	(45)%
Interest	1,835	1,974	8%
Default and other fees	527	412	(22)%
Total other income	12,464	8,790	(29)%

The decrease in fees earned on other financial products and services is related to the following:

•
Price reductions on prepaid debit and credit card products and bank accounts designed to increase customer benefits and promote long term customer retention to ultimately increase profitability in the long term;

•	An increase in consumer take up of cheques and electronic funds transfer as a form of disbursing proceeds as compared to prepaid debit and credit card products; and

•	The cessation of a customer payment protection insurance offering on lines of credit in Ontario.

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FY2013 Management’s Discussion & Analysis

Sales Expenses

Sales expenses of $28.1 million for Q4 of FY2013 were relatively flat compared to $27.3 million in Q4 of FY2012. The Company had approximately the same number of branches in Q4 of FY2013 compared to Q4 of FY2012.

Credit Losses and Recoveries

(000s)	Three Months Ended September 30, 2012	% of loan vol.	Three Months Ended September 30, 2013	% of loan vol.
Provision for credit losses	9,434	4.8%	12,477	10.4%
Default and other fees	(527)	-0.3%	(412)	-0.3%
Net	8,907	4.6%	12,065	10.1%

Due primarily to a change in estimation methodology used to calculate the provision, credit losses net of recoveries for Q4 of FY2013 increased by $3.2 million, or 6% of direct loan volume in comparison to Q4 of FY2012. On an adjusted basis, the provision for credit losses for Q4 of FY2013 was 5.4% of direct loan volume compared to 4.6% for Q4 of FY2012. The increase as a percentage of direct loan volume was a result of $0.4 million of impairments recorded on acquired line of credit advances during the quarter.

The impact of the September 30, 2013 change in estimation methodology to charge-off advances at 90 days past due was approximately $5.2 million. In addition, for Q4 of FY2013, the provision for credit losses expense includes $0.4 million of impairments related to subsequent changes to the valuation of acquired advances. These increases were offset by improvements in overall collections compared to the prior year.

Retention Payments

This section should be read in conjunction with "Off-Balance Sheet Arrangements"

(000s)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
Losses on acquisition of line of credit advances	-	4,183
Payments to offset the impact of credit losses	586	1,598
Total retention payments expense	586	5,781

As a percentage of brokered loan volume, retention payments increased to 7.2% for Q4 of FY2013 from 4.8% in Q4 of FY2012. The increase was a result of the Company's continuing assessment of credit losses in brokered advances and the strategy to mitigate it exposures to third-party lenders with respect to this risk. The Company has made retention payments and has repurchased line of credit advances such that its estimated maximum exposure has not increased in proportion to the level of brokering activity.

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FY2013 Management’s Discussion & Analysis

Corporate Expenses

(000s)	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	% Change
Salaries and benefits	2,970	4,008	35%
Legal expenses	328	2,750	738%
Audit , accounting and special investigation	336	427	27%
Other	2,072	6,363	207%
Total Corporate Expenses	5,706	13,548	137%

The increase in corporate salaries and benefits is a result of investments in staffing for new lines of business and other one-time expenses.

Legal expenses increased for FY2013 as a result of additional legal activity related to new regulatory and securities class action claims.

Included in other corporate expenses is a $4.4 million provision related to receivables from a vendor. Also contributing to the increase in other corporate expenses is additional corporate rent costs associated with moving to a new corporate office in Q4 of FY2012.

Refer to the section entitled “Risks and Uncertainties” for additional information on regulatory developments and legal proceedings and "Other Receivables" for additional information on amounts due from vendors.

Net Loss and Comprehensive Loss

The Company reported net loss of $22.3 million for Q4 of FY2013 compared to net income of $0.2 million in the same period last year. Significant factors contributing to the reported loss in comparison to the same period last year include the change in estimation methodology to charge-off advances at 90 days past due, allowances for significantly aged receivables from a vendor and an increase to the valuation allowance recorded against deferred tax assets.

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FY2013 Management’s Discussion & Analysis

Liquidity and Capital Resources

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see "Forward-Looking Information" and "Risks and Uncertainties" for additional information on the factors that could cause results to vary.

Cash balances decreased to $11.5 million as at September 30, 2013, compared to $19.1 million at the end of FY2012.

For FY2013 the Company utilized a combination of third-party lender funds and cash generated from operating activities to manage its working capital requirements. The Company is able to both purchase and sell consumer advances with third-party lenders in order to manage its working capital requirements.

In addition to cash flows from operations, to fund working capital and growth in consumer advances receivable for FY2014, the Company secured additional funding through its available credit facilities. Refer to the section entitled "Credit Facilities."

The Company expects to continue to fund working capital requirements to the end FY2014 through cash generated from operations and credit facilities.

Cash Flows

Cash provided by (used in):	Year ended September 30, 2012	Year ended September 30, 2013
(000s)
Operating activities	15,039	(698)
Investing activities	(99,836)	(4,505)
Financing activities	90,926	(4,644)

Cash used in operating activities was negative $0.7 million for FY2013, down from $15.0 million provided by operating activities in FY2012. The decrease was driven primarily by increases in corporate expenses.

Cash used in investing activities for FY2013 reflects the purchase of property and equipment and intangible assets. FY2012 cash used in investing activities reflects a significant acquisition of a portfolio of advances, intangible assets and an expense to settle pre-existing relationships with third-party lenders.

Cash used in financing activities for FY2013 primarily reflects the repayment of capital lease obligations and fluctuations in in funding made available by the third-party lenders for lending to consumers, whereas in FY2012 reflects the issuance of the Notes (defined herein).

Funds advanced from third-party lenders are restricted and can only be used for consumer lending. In FY2013 the Company used funds advanced from third-party lenders to broker advances to customers. The Company also transfers advances to third-party lenders to manage excess float and day-to-day working capital requirements. During FY2013 as part of the normal course of operations the Company transferred $14.3 million (2012 - $17.6 million) of net consumer advances receivable to third-party lenders in exchange for cash.

Consumer Advances Receivable, Net

As at September 30, 2013, the consumer advances receivable, net balance was $25.6 million, down from $32.4 million at September 30, 2012.

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FY2013 Management’s Discussion & Analysis

The Company’s consumer advances receivable balance at September 30, 2013 is comprised of $19.3 million (September 30, 2012 - $25.9 million) of net advances that the Company has made directly to consumers and $6.2 million (September 30, 2012 - $6.6 million) in advances that the Company has purchased from third-party lenders.

Direct Advances

The September 30, 2013 direct advances balance of $19.3 million is comprised of gross advances of $29.2 million net of a provision for credit losses of $9.8 million (September 30, 2012 - $52.3 million gross advances and a provision of $26.4 million).

The year over year decrease is due to a change in the estimation methodology used to calculate the provision. As of September 30, 2013 the Company began to charge-off all advances at 90 days past due. This change resulted in an additional expense associated with the charge-off of value previously ascribed to advances greater than 90 days past due. As a result of the change in estimation methodology, all recoveries related to advances greater than 90 days past due will be recognized as a reduction to the provision for credit losses expense when received.

The change in estimation methodology has been made by the Company as a result of the continuing process of obtaining additional information and experience as a direct lender and on the basis that it is preferable. This change has helped management to address the identified material weakness in internal controls (see "Controls and Procedures") by providing better clarity and peer consistency with respect to the Company's accounting policy for credit losses and charge-offs.

Acquired Advances

During FY2013, based on current collection trends, the Company revised its forecast of future cash flows related to the January 31, 2012, fiscal Q2, 2013 and fiscal Q3, 2013 acquired advances. As a result, included in the provision for credit losses expense for FY2013 are impairment charges of $1.5 million related to these acquired portfolios.

Commencing in February, 2013, in order to better facilitate the collections of past due advances on its brokered lines of credit in Ontario and Manitoba, the Company has purchased line of credit advances from third-party lenders. The line of credit advances are not governed by applicable payday loans regulations and the Company needs to be licensed to collect overdue brokered line of credit advances. In the absence of such licenses the Company has chosen to collect the overdue line of credit advances on behalf of the lenders either by purchasing the line of credit advances or by engaging a third party agency for collection. For the purposes of collecting the line of credit advances, the Company elected to purchase the line of credit advances in FY2013 and incurred losses on the difference between the purchase price and fair value of the line of credit advances and recognized the difference as retention payments. The Company expects to continue the practice of repurchasing past due advances on brokered lines of credit for the foreseeable future.

The Company's valuation assumptions reflect the recovery of approximately 82% of the contractual value of the repurchased advances on brokered lines of credit within 12 months.

All advances acquired have been reported on a pooled basis based on the fiscal quarter of acquisition. As the total consideration paid to acquire the line of credit advances exceeded the fair value, for the year ended September 30, 2013 the Company recorded losses of $7.1 million (2012 - $nil) in retention payments expense.

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FY2013 Management’s Discussion & Analysis

The Company pools acquired advances for reporting purposes, as follows:

(000s)	Contractual Value at Acquisition Date	Fair Value at Acquisition Date	Remaining Carrying Value September 30, 2013
January 31, 2012 loan acquisition	$319,900	$50,014	$1,715
Fiscal Q2, 2013 acquired line of credit advances	$7,138	$6,382	$47
Fiscal Q3, 2013 acquired line of credit advances	$11,650	$9,479	$1,173
Fiscal Q4, 2013 acquired line of credit advances	$21,031	$16,848	$3,313

Other Receivables

The September 30, 2013 net other receivables balance of $8.9 million (2012 - $19.9 million) is comprised mainly of short term receivables from vendors, with which the Company has agency arrangements to provide bank accounts, debit and prepaid MasterCard and insurance products to consumers.

Included in this amount are gross receivables of $9.8 million (September 30, 2012 - $11.3 million) due from a vendor. The Company has recorded an allowance of $4.4 million (2012 - $nil) against certain of these receivables which are greater than three months past due and collection is considered doubtful. These balances represent a concentration of credit risk to the Company. The Company is actively engaged in the pursuit of the overdue amounts and performs an ongoing review of the credit status of its key vendors.

Credit Facilities

On November 29, 2013 the Company entered into a credit agreement (the “Credit Agreement”) with Coliseum Capital Management, LLC (“Coliseum”), 8028702 Canada Inc. and 424187 Alberta Ltd. (“Alberta Ltd.”) (collectively, the “Lenders”), pursuant to which the Lenders have provided $12.0 million of loans.

Pursuant to the Credit Agreement, 424187 Alberta Ltd. (the “Agent”) acts as agent for the Lenders. The loans made under the credit facility bear interest at 12.5% per annum, payable monthly in arrears, on the 29th day of each month. If an event of default occurs under the Credit Agreement, the interest rate is increased by 2% for so long as the event of default remains. The Credit Agreement provides that an additional $20.5 million may be advanced for a total maximum loan amount of $32.5 million. The Lenders have a right of first refusal in respect of any additional advances. If the Lenders do not exercise their right of first refusal, the Company is free to obtain loan advances from other lenders who agree to become party to the Credit Agreement. The loans outstanding at any time are subject to the requirement that the maximum amount outstanding cannot exceed 75% of the unrestricted cash of the Company plus 75% of the net consumer advances receivable of the Company not more than 90 days in arrears (the “Borrowing Base”). If the total amount outstanding under the loan at any time exceeds the Borrowing Base, the Company must repay to the Initial Lenders, on a pro rata basis, an amount which will result in the loans not being in excess of the Borrowing Base. Such payment must be made within 20 days of the month end in which the Borrowing Base was exceeded.
Loans made under the Credit Facility mature on November 29, 2016 (the “Maturity Date”) or on such earlier date as the principal amount of all loans owing from time to time plus accrued and unpaid interest and all other amounts due under the Credit Agreement may become payable under the Credit Agreement. The Company may repay the loans at any time subject to payment of a prepayment fee as follows:

(a)	If the prepayment is on or before November 29, 2014, the greater of (A) the interest that would accrue if the amount were to remain outstanding until November 29, 2014 and (B) 4% of the amount;

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FY2013 Management’s Discussion & Analysis

(b)	If the prepayment is after November 29, 2014 but on or prior to November 29, 2015, 3% of the amount; and

(c)	If the prepayment is after November 29, 2015, no fee.
The Company has agreed to designate the loans made under the Credit Agreement as priority lien debt and obtain the benefit of the security granted by the Company pursuant to the Collateral Trust and Intercreditor Agreement entered into in connection with the Company’s 11.5% senior secured notes.
The Company believes this Credit Agreement to be important in achieving the Company’s long-term strategic plans and will fund operations and growth in key business areas.

In addition to certain covenants relating to the payment of the loans and the authority of the Company to enter into the Credit Agreement, the Company has covenanted in favour of the Lenders:
(a)    to comply with the covenants granted to the holders of the 11.5% senior secured notes;
(b)    not to designate any additional debt under the Collateral Trust Agreement; and

(c)	to meet the following Adjusted EBITDA targets on a quarterly basis over the term of the Credit Agreement:

i)	$4.0 million for the first 3 months of the 2014 fiscal year

ii)	$10.0 million for the first 6 months of the 2014 fiscal year

iii)	$17.0 million for the for the first 9 months of the 2014 fiscal year

iv)	$25.0 million for the 2014 fiscal year

v)	$23.6 million on a rolling four quarter basis at the end of the first quarter of fiscal year 2015

vi)	$26.3 million on a rolling four quarter basis at the end of the second quarter of fiscal year 2015

vii)	$26.9 million on a rolling four quarter basis at the end of the third quarter of fiscal year 2015

viii)	$27.5 million for the 2015 fiscal year

ix)	$28.1 million on a rolling four quarter basis at the end of the first quarter of fiscal year 2016

x)	$28.8 million on a rolling four quarter basis at the end of the second quarter of fiscal year 2016

xi)	$29.4 million on a rolling four quarter basis at the end of the third quarter of fiscal year 2016

xii)	$30.0 million for the 2016 fiscal year

Under the credit agreement, Adjusted EBITDA means the net income (or loss) of the Company, on a consolidated basis, before interest expense, income tax expense, depreciation of property and equipment, and amortization of intangible assets and before the deduction or addition of extraordinary and/or non-recurring expenses as reported in the Borrower’s quarterly and annual Management’s Discussion and Analysis in the section entitled “EBITDA and Adjusted EBITDA reconciliation”.

In addition to the rights of the Lenders to demand payment and instruct the Agent to begin the process to realize on the security under the Collateral Trust and Intercreditor Agreement, upon the occurrence and during the continuance of an event of default, the Lenders have the right, but not the obligation, to appoint a financial advisor to review the affairs of the Company and to appoint a director to the Board.
424187 Alberta Ltd., which has committed to loan $2.0 million of the initial $12.0 million drawn, is controlled by the Company’s CEO and a director, Gordon Reykdal. Coliseum, which has committed to loan $5.0 million of the initial $12.0 million drawn, owns 17.8% of the common shares of the Company.

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FY2013 Management’s Discussion & Analysis

Senior Secured Notes

On January 31, 2012, the Company completed a private placement offering in Canada and the US for $132.5 million of 11.5% senior secured notes (the “Notes”). The Notes mature on January 31, 2017 and bear interest semi-annually on January 31 and July 31 each year. The Notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The indenture governing the Notes (the "Indenture") contains certain covenants that limit the Company’s ability to:

•	incur or guarantee additional indebtedness;

•	make capital expenditures;

•	make certain investments and acquisitions;

•	amend the Company’s dividend policy, pay dividends, or make distributions on capital stock or make certain other restricted payments;

•	sell assets, including capital stock of the Company’s restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	agree to payment restrictions affecting restricted subsidiaries;

•	amend underwriting standards;

•	form subsidiaries or fund foreign subsidiaries; and

•	consolidate, merge, sell or otherwise dispose of assets, except those in the ordinary course of operations.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture.

Compliance with the covenants are not impacted solely through the ordinary course of operations or the results of operations. The Company remains in compliance with all of the covenants under the Indenture.

In the event of specified change of control events, holders of Notes will have the right to require the Company to purchase all or a portion of the Notes at a purchase price in cash equal to 101% of the principal amount purchased, plus accrued interest to the date of purchase. In addition, upon certain asset sales, the Company may be required to use the net proceeds of such sales to offer to repurchase a portion of the Notes at a price in cash equal to 100% of the principal amount purchased, plus accrued and unpaid interest to the date of purchase.

Under the terms of the Notes, the Company may redeem up to 35% of the Notes with the net proceeds of certain equity offerings at a redemption price equal to 111.5% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date any time before July 31, 2014. The Notes are redeemable in

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FY2013 Management’s Discussion & Analysis

whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amounts) in the table below, plus accrued and unpaid interest:

For the period	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%
The indenture contains a first lien carve out that allows us to obtain credit facilities of up to $32.5 million.

Proceeds from the issuance of the Notes were $125.2 million. The Company used $116.3 million of the proceeds to acquire a portfolio of loans from third-party lenders. $8.2 million of the proceeds were used to pay fees and expenses related to the issuance and remainder was used for general corporate purposes.

Contractual Obligations

		Payments due by Period
(000s)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Senior Secured Notes	185,832	15,238	30,475	140,119	—
Capital Lease Obligations	6,946	1,612	1,828	807	2,699
Operating Leases	83,089	20,419	24,167	13,222	25,281
Total contractual obligations	275,867	37,269	56,470	154,148	27,980

Dividends

The Company paid dividends to shareholders from 2008 to 2012. Starting in the fourth fiscal quarter of 2012 the Board of Directors suspended quarterly dividends. The dividend distribution policy is reviewed on a quarterly basis. This review includes evaluating the Company’s financial position, profitability, cash flow and other factors that the Board of Directors considers relevant.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture. This restricted payment covenant is based on achieving a ratio of consolidated cash flows to interest expense of at least 2.5 on a trailing four quarter basis. In order to re-establish quarterly dividends, the Company would need to earn EBITDA of approximately $10.8 million per quarter for four consecutive quarters.

Outstanding Share Data

As at December 11, 2013, the Company had 17,571,813 common shares outstanding. There were also 1,131,402 options to purchase common shares outstanding, which if exercised, would provide the Company with proceeds of approximately $10.5 million. Each option is exchangeable for one common share of the Company.

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FY2013 Management’s Discussion & Analysis

Off-Balance Sheet Arrangements

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see "Forward-Looking Information" and "Risks and Uncertainties" for additional information on the factors that could cause results to vary.
In FY2013 short term advances of $241.4 million, representing 30.9% (2012 - $280.6 million, 35.2%) of the Company’s total loan volume of $781.8 million (2012 - $797.7 million), was provided directly to consumers by independent third-party lenders.
Description of Arrangements
The Company has entered into written business agreements with a number of third-party lenders who are prepared to consider lending to the Company’s customers or to purchase advances originated by the Company. Pursuant to these agreements, services related to the collection of documents and information, as well as collection services are provided to the third-party lenders.
The agreements also provide that the third-party lenders are responsible for losses suffered due to uncollectible advances provided the Company has fulfilled the duties required under the terms of the agreements. If the Company does not properly perform its duties and the lenders make a claim under the agreements, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreements.
The contracts between the Company and the third-party lenders do not contemplate continued retention payments. The contracts also do not guarantee repayment or a specified rate of return on the pool of funds committed by the third-party lenders' advanced to the Company's consumers. However, if the third-party lenders were to no longer participate in the brokering of advances to the Company's customers, the Company would lose the anticipated future revenue related to the brokering of advances. Under the broker model, the Company makes voluntary retention payments to the third-party lenders to encourage them to continue making funds available to the Company. The retention payments compensate the third-party lenders for some of the credit losses suffered. The Board of Directors regularly approves a resolution authorizing the Company to pay up to a certain amount of retention payments per quarter to third-party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.
It is the Company's practice to credit third-party lenders with retention payments such that when combined with portfolio returns, the return on the total funds made available by the third-party lenders for lending to consumers approaches a target of 17.5% (2012: 17.5%) per annum. This total return is determined by the Company based on the nature of product offerings, credit and regulatory risk profile, and the willingness of third-party lenders to make funds available to customers as well as the stability and flexibility of the third-party lenders. In consideration of these factors, the Company continually seeks to further improve and optimize the return to third-party lenders.
Summary of Exposure
At September 30, 2013, the total funds made available by third-party lenders for consumer lending was $44.1 million (September 30, 2012: $33.1 million). If the Company were to reimburse the third-party lenders for all historical loans lossess suffered (provide a "make whole payment"), as of September 30, 2013 the estimated loss would be in the amount of $14.1 million (September 30, 2012 - $13.1 million). This estimated loss represents the Company’s maximum exposure to third-party lenders and is comprised of the following components:

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FY2013 Management’s Discussion & Analysis

(000s)	September 30, 2012	September 30, 2013
1. Estimated credit losses on the portfolio of loans and advances of third-party lenders	$11,235	$2,684
2. Cumulative charge-offs in excess of portfolio returns and retention payments	1,822	11,388
Total Exposure	$13,057	$14,072

Based on the same methodology that the Company uses to determine the point where advances are charged off, the following summarizes the aging of the advances of the third-party lenders as well as the estimated allowance for credit losses inherent in their portfolios:

(000s)	September 30, 2012	September 30, 2013
Current	$13,319	$25,346
1 to 30 days past due	4,914	2,067
31 to 60 days past due	2,041	303
61 to 90 days past due	1,918	253
Greater than 90 days past due	3,235	160
Gross Portfolio Value	$25,428	$28,129
Estimated credit losses	(11,235)	(2,684)
Net Value	$14,193	$25,445

The following summarizes the status of the funds of third-party lenders made available for consumer lending:

(000s)	September 30, 2012	September 30, 2013
Funds made available by third-party lenders for consumer lending	$33,078	$44,092
Less: funds deployed in consumer loans and advances	(25,428)	(28,129)
Less: Cumulative charge-offs in excess of portfolio returns and retention payments	(1,822)	(11,388)
Net funds available for consumer lending	$5,827	$4,575

Risk Management and Mitigation Strategy

The Company manages its potential exposure to third-party lenders through retention payments as well as the repurchase of past due line of credit advances.

During FY 2013, the Company voluntarily purchased past due line of credit advances in Ontario and Manitoba from the third-party lenders at the advances contractual value. This resulted in the Company immediately compensating the third-party lenders for any current or future losses inherent in the portfolios acquired. The difference between the purchase price and the fair value of the acquired advances is recorded as a retention payment.

As part of the Company’s strategic plan to mitigate its risks and exposures, the Company expects to continue to make retention payments to third-party lenders such that its maximum exposure does not increase in proportion to the volume of brokering activity during the period.

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FY2013 Management’s Discussion & Analysis

Other Financial Information

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see "Forward-Looking Information" and "Risks and Uncertainties" for additional information on the factors that could cause results to vary.
Litigation and Claims

The Company is subject to class proceedings and other material claims in Canada and the United States. A detailed description of each proceeding and its status is set out in "Risks and Uncertainties".

Critical Accounting Estimates

The discussion and analysis of the Company’s financial condition and results of operations are based on the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In applying U.S. GAAP, the Company makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent liabilities and the reported amount of income for the period. Actual results could differ from estimates previously reported. The Company has discussed the development, selection and application of key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee and the Board of Directors.

The Company’s most critical accounting estimates relate to the valuation of the Company’s acquired advances, the provision for credit losses, litigation accruals and assessments, impairment of assets, and the valuation of deferred tax assets.

Valuation of Acquired Advances

The Company records acquired advances at fair value based on the estimated discounted future cash flows at the acquisition date. All cash inflows received on the acquired advances reduces the carrying amount and changes to the estimated future cash flows are factored into the carrying amount at each reporting period in accordance with FASB ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality.” The Company closely monitors the performance and collections on acquired advances and the carrying amount is dependent on internal estimates of the ultimate collectibility of the advances and the Company’s ability to continue to maintain its targeted level of cash collections. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

The following describes the Company's accounting policy for recognition and measurement of acquired advances:

•	Acquired advances are pooled on a quarterly basis according to common risk characteristics. This includes similar credit risk, risk ratings, and/or one or more predominant risk characteristics.

•
The basic technique used to measure future cash flows is the same as is used to estimate the provision for credit losses with specific adjustments to factor in direct future cash inflows or outflows such as collection of late interest and default fees or payment of commissions to third-party collectors.

•	The time horizon or forecast period used must be sufficient to cover substantially all (at least 95%) of total forecasted future cash flows from the acquired advances on a discounted basis.

•	On a quarterly basis, the forecast for each pool of acquired advances is reassessed based on actual performance to date and adjusted as required by FASB ASC 310-30.

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FY2013 Management’s Discussion & Analysis

Provision for Credit Losses and Charge-offs

Unsecured short-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer advances receivable. Consumer advances receivable are reported net of a provision and any deferred fees or costs. Origination fees and costs on these advances are deferred and recognized as an adjustment of the related yield using the effective interest method.

Consumer advances receivable that bear interest are placed on non-accrual status once the advances are in default. Interest and default fees on advances receivable in non-accrual status are recorded once collected.

Advances in default consist of direct lending consumer advances originated by the Company which are past due. The Company defines a past due or delinquent advance whereby payment has not been received in full from the customer on or before its contractual due date. A provision for credit loss is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest.

In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding advances owed to the Company, historical percentages of advances written off, current collection patterns and other current economic trends. The provision for credit losses reduces the carrying amount of consumer advances receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflects, to a lesser extent, management’s judgment regarding overall accuracy. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for credit losses at that time.

In the prior year, the Company's policy for charging off uncollectible consumer advances originated by the Company was to write the advance off when an advance remained in default status for an extended period of time without any extended payment arrangements made. During the quarter ended September 30, 2013, the Company changed the methodology for estimating the provision for loan losses in order to reduce the estimation uncertainty inherent in this provision, improve the accuracy of the amounts recorded with the benefit of additional history in originating loans, and improve comparability with financial information reported by its competitors who charge-off past due amounts at an earlier date. The Company now fully charges off consumer advances receivable when the advances remain in default status for 90 days. This change resulted in the acceleration of the point in time when consumer advances receivable are fully provided for. In accordance with FASB ASC No. 250 - Accounting Changes and Error Corrections, ("ASC 250"), the Company has determined that this a change in estimation methodology and accordingly is a change in estimate. The impact of this change in methodology resulted in an increase in the provision for consumer loan losses during the year ended September 30, 2013 of $5,218. Advances to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice Recoveries on amounts previously written off are credited against the provision for credit losses expense.

Litigation Accruals and Assessments

In view of the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of pending matters will be, what the timing of the ultimate resolution of these matters will be, what the eventual loss, fines, or penalties related to each pending matter may be, or the extent to which such amounts may be recoverable under the Company's insurance policies.

In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies which are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves.

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FY2013 Management’s Discussion & Analysis

In the matters described in "Risks and Uncertainties", loss contingencies are not both probable and estimable in the view of management, and accordingly, reserves have not been established for those matters. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation and regulatory matters, including the litigation and regulatory matters described in "Risks and Uncertainties", will have a material adverse effect on the consolidated financial position or liquidity of the Company, but may be material to the Company's result of operations for any particular reporting period.

Impairment of Assets

Impairment of Long-lived Assets

Long-lived assets or asset groups held and used including property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of the transition from direct payday lending to brokered lines of credit in Manitoba and Ontario, recent operating results, current developments in the regulatory environment and litigation and claims, the Company assessed that impairment indicators were present and quantitative testing of certain branches and the asset group containing the Company's intangible assets subject to amortization was performed.

Property and equipment and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of these assets which may include: applicable industry performance and prospects, general business and economic conditions that prevail and are expected to prevail, expected growth, maintaining its customer base, and achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of these assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

An asset group is the lowest level for which there are separate identifiable cash flows. For property and equipment, an asset group typically represents an individual branch. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

During the year ended September 30, 2013, as a result of certain events and circumstances, including recent operating results and regulatory matters, the Company determined that it was necessary to test the recoverability of certain branches and corporate assets that are not allocated to individual branches. During the year ended September 30, 2013, the Company recorded an impairment charge of $1.2 million (2012 - $3.4 million) as a result of impairments identified in certain branches . In addition, the Company determined that the asset group containing the Company's corporate property and equipment was recoverable as at September 30, 2013. The property and equipment impaired included leasehold improvements, fixtures, furniture and equipment, signage, and computer equipment.

For intangible assets subject to amortization, which include non-compete agreements, favourable supplier relationships, proprietary knowledge and software intangibles, impairment testing is performed using the

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FY2013 Management’s Discussion & Analysis

expected undiscounted cash flows of the Canadian reporting unit. For intangibles assets subject to amortization that were acquired in the January 31, 2012 loan portfolio acquisition from third-party lenders, the following describes the specific factors and assumptions used in the acquisition date measurement of fair value:

•	Non-compete Agreements - the proportion of revenues, margin contraction which would result from competition with the third-party lenders and the probability of competition.

•
Favourable Supplier Relationships - the benefit the Company has obtained through continuing to maintain supplier relationships with third-party lenders post-acquisition in comparison to the cost of obtaining funding from new sources. The valuation assumptions are based on the amount of capital required from third-party lenders for funding consumer advances as well as assisting the Company in the management of its day to day liquidity requirements in the absence of a traditional credit facility.

•	Proprietary Knowledge - the proportion of revenues attributable to the know-how acquired from the third-party lenders.

As a result of the factors discussed that required a recoverability test to be performed over certain branches and corporate assets, the Company also performed a recoverability test on the asset group containing its intangible assets subject to amortization. The Company determined that the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the Canadian reporting unit was greater than the carrying amount of the Canadian reporting unit and accordingly no impairment existed.

Goodwill and brand name

Goodwill and the brand name intangible asset are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate the asset might be impaired.

The brand name impairment test consists of a comparison of the fair value of the brand name with its carrying value. If the carrying amount exceeds its fair value, an impairment is recognized equal to the amount of the excess.

The Company assesses qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test. If the qualitative assessment results in a determination that goodwill has more-likely-than-not been impaired, the Company performs the two-step goodwill impairment test. In the first step, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

As a result certain events and circumstances, including recent operating results and regulatory matters, the Company completed an impairment test on goodwill and the Instaloans brand name on June 30, 2013 and determined that there was no impairment of goodwill as the fair value of the Company's Canadian reporting unit exceeded its carrying value and the fair value of the Instaloans brand name exceeded its carrying value as at June 30, 2013. The Company performed its annual impairment assessment on July 1, 2013 and no impairment was identified.

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FY2013 Management’s Discussion & Analysis

Valuation of Deferred Tax Assets

Deferred income tax assets and liabilities are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce any deferred income tax assets to the amounts management concludes is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company provided a valuation allowance against a portion of its Canadian and United Kingdom deferred tax assets as at September 30, 2013 which amounted to $12.1 million. As at September 30, 2012, the Company had provided a valuation allowance against all of its United Kingdom deferred tax assets, which amounted to $2.0 million. Due to cumulative pre-tax losses, realization is not assured and the Company has not recorded the benefit of these deferred tax assets.

Changes in Accounting Policies and Adoption of U.S. GAAP

National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards allows U.S. Securities and Exchange Commission (“SEC”) registrants, such as Cash Store Financial, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, the Company has adopted U.S. GAAP instead of IFRS as its primary basis of financial reporting in order to enhance communication with shareholders and improve the comparability of financial information reported by competitors and the Company’s peer group.

Refer to Note 2 to the consolidated financial statements for information pertaining to accounting pronouncements that will be effective in future years.

Related Party and Other Transactions

424187 Alberta Ltd.

424187 Alberta Ltd., a company controlled by the Company’s CEO, Gordon Reykdal, provided a loan to the Company (see "Credit Facilities"). 424187 Alberta Ltd. advanced $2.0 million to the Company upon execution of the Credit Agreement dated November 29, 2013. This related party transaction has been measured at the transaction amount, which is the amount of consideration agreed to by the Company and 424187 Alberta Ltd.

The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of AUC, acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2012 - $nil). At September 30, 2013, the aggregate quoted market value of the Company’s investment in AUC was $nil. In December of 2012 the Alberta, Ontario and British Columbia Securities Commissions issued cease trade orders in respect of the shares of AUC for failure to file financial statements. On September 13, 2013, AUC's operating subsidiary appointed a voluntary administrator pursuant to Section 436A of the Australian

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FY2013 Management’s Discussion & Analysis

Corporations Act 2001. In the opinion of the directors of AUC, AUC is insolvent. The Administrator has taken control of the operations and assets and the application to have the cease trade orders revoked have been withdrawn by AUC.

The Company previously provided administrative services to AUC. The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems.

Included in corporate expenses is a recovery of $nil (2012- $0.3 million) relating to these services. These transactions were subject to normal trade terms and were measured at the transaction amount. As at September 30, 2013, the Company has a $nil (2012 - $3) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

RTF Financial Holdings Inc. (“RTF”)

RTF is a private company in the business of short-term SMS and internet based lending in the United Kingdom.

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2012 - $nil). No aggregate quoted market value of the Company’s investment in RTF exists as the company is not publicly traded.

The Company had a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services.

Included in corporate expenses is a recovery of $nil (2012- $0.1 million) relating to these services. These transactions were subject to normal trade terms and were measured at the transaction amount.

As at September 30, 2013, the Company has a $1 (2012- $nil) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

Third-party lenders

i.
Assistive Financial Corp. ("Assistive"), a privately held entity that raised capital and provided advances to the Company’s customers is controlled by the father of Cameron Schiffner, the former Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of Assistive.

On September 11, 2013, Cameron Schiffner's employment with the Company was terminated and Assistive is no longer considered a related party. On September 18, 2013, Assistive commenced an action in the Court of Queen's Bench of Alberta against the Company (See "Legal Proceedings").

Included in retention payments are $1.0 million (2012 - $4.2 million) of amounts paid or payable directly to Assistive. As at September 30, 2013, included in accrued liabilities is $0.5 million (September 30, 2012- $0.7 million) due to Assistive. This amount has also been included in the Company's restricted cash balance. During the year ended September 30, 2012, the Company transferred consumer advances receivable, net of the provision for loan losses, of $3.9 million to Assistive for consideration of $3.9 million. The Company’s contingent risk in Assistive's loan portfolio totaled $84 as at September 30, 2013 (September 30, 2012- $7.2 million).

As part of the acquisition of the consumer advances portfolio on January 31, 2012, $45.5 million of the total purchase consideration was paid to Assistive, of which $14.4 million is an estimate of

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FY2013 Management’s Discussion & Analysis

Assistive’s proportionate share of the expense to settle pre-existing relationships, which was approximated based on the proportion of the consideration paid to each third-party lender. The acquisition agreement was signed on behalf of Assistive by Cameron Schiffner’s brother.

ii.
An immediate family member of Michael Shaw, a former director of the Company, advanced funds to a privately held entity that raised capital and provided advances to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer advances portfolio on January 31, 2012.

On July 31, 2013, Michael Shaw resigned from the Board of Directors and is no longer a related party.

There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments are $nil (2012- $1.4 million) of amounts paid or payable directly to this third-party lender. As at September 30, 2013, included in accrued liabilities is $nil (September 30, 2012- $nil) due to this third-party lender. The Company’s contingent risk in this third-party lender’s consumer advances portfolio totaled $nil as at September 30, 2013 (September 30, 2012- $nil).

As part of the acquisition of the short-term advances portfolio on January 31, 2012, $23.9 million of the total purchase consideration was paid to this third-party lender of which $7.6 million is an estimate of this third-party lender’s proportionate share in the expense to settle pre-existing relationships which was approximated based on the proportion of the consideration paid to each third-party lender.

iii.	A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull, who is a former director of AUC.

On June 18, 2013, Bruce Hull resigned from the Board of Directors of AUC and is no longer a related party.

Included in retention payments are $24 (2012 - $36) of amounts paid or payable directly to this third third-party lender. As at September 30, 2013, included in accrued liabilities is $0.2 million (September 30, 2012 - $0.2 million) due to this third-party lender. This amount has been included in the Company’s restricted cash balance. The Company’s contingent risk in this third-party lender’s consumer advances portfolio totaled $0.1 million as at September 30, 2013 (September 30, 2012 - $0.2 million).

All transactions with third-party lenders have been measured at the transaction amount, which is the amount of consideration agreed to by the Company and the third-party lenders.

Financial Instruments

Please refer to Note 22 to the consolidated financial statements for details on measurement, carrying value, and fair value of financial instruments. For FY2013 the Company did not hold any derivative financial instruments or engage in hedging activities.

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FY2013 Management’s Discussion & Analysis

Non-GAAP Performance Measures

Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results.The non-U.S. GAAP measures mentioned in this MD&A, along with the way in which management calculates them, are defined below.

•
Same Branch Revenue is used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period, excluding income from centralized collections. Average revenue is defined as revenue for the period divided by the number of branches.

•
EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA. Please refer to the section entitled "EBITDA and Adjusted EBITDA Reconciliation" for a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) and comprehensive income (loss).

The interest component of retention payments line item presented on the Adjusted EBITDA reconciliation is intended to help investors to determine the Company's EBITDA under a scenario where funds provided by third-party lenders to lend to consumers were considered to be debt financing to the Company. The amount is calculated based on the total funds provided by third-party lenders multiplied by a rate of 17.5% per annum.

•	Working Capital is calculated as current assets less current liabilities.

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FY2013 Management’s Discussion & Analysis

EBITDA and Adjusted EBITDA Reconciliation

($000s)	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Consolidated Results
Net income (loss) and comprehensive income (loss)	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,629)	$(6,894)	$(22,307)
Interest expense and other interest	169	3,068	4,536	4,566	4,603	4,644	4,660	4,676
Income tax	374	(12,691)	(861)	(177)	(132)	(765)	(1,673)	2,850
Depreciation of property and equipment and amortization of intangible assets	2,359	3,288	3,445	3,724	3,732	3,562	4,385	3,998
EBITDA	$3,862	$(47,495)	$3,549	$8,362	$6,501	$2,812	$478	$(10,783)
Adjustments:
Stock-based compensation	193	193	189	158	145	119	99	76
Expense to settle pre-existing relationships with third-party lenders	—	36,820	—	—	—	—	—	—
Impact of change in estimation methodology and other one-time additions to the provision for credit losses	—	3,091	—	—	—	—	—	5,218
Branch closures costs	—	—	908	666	—	—	24	99
Impairment of property and equipment	—	3,017	—	408	—	—	522	714
Revenue impact related to transitioning to a direct lending model	—	3,210	316	—	—	—	—	—
Expenses related to restatements of previously issues financial statements	—	—	—	—	904	125	589	—
Expenses related to the special investigation	—	—	—	—	—	1,666	326	—
Impairment of January 31, 2012 acquired loan portfolio	—	—	—	—	—	—	1,010	—
Provision on aged receivables from a vendor	—	—	—	—	—	—	—	4,807
Employee Severance Costs	—	—	—	—	—	—	—	466
Effective interest component of retention payments	5,391	1,885	554	472	1,602	1,610	1,625	1,897
Adjusted EBITDA	$9,446	$721	$5,516	$10,066	$9,152	$6,332	$4,673	$2,494

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FY2013 Management’s Discussion & Analysis

Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The Company’s disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that the information the Company is required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. As of September 30, 2013, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) under the US Securities Exchange Act of 1934 (the "1934 Act"), as amended, and in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings under the Canadian Securities Administrators Rules and Policies ("NI 52-109"). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to the material weaknesses in the Company’s internal control over financial reporting (“ICFR”) described below.
Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate ICFR as such term is defined in Rule 13(a)‐15(f) under the 1934 Act and in NI 52-109. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of September 30, 2013, management of the Company assessed the effectiveness of the Company’s ICFR. In making this assessment, management of the Company used the criteria set forth in the Internal Control‐Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as a result of the material weaknesses in ICFR discussed below, ICFR is not effective as of September 30, 2013.

Management identified two material weaknesses in ICFR described below. Each of these material weaknesses creates a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.
1. In the year ended September 30, 2012, management determined that it did not design and implement effective information and communication processes and controls specific to the determination of the provision for credit losses. Specifically, senior finance personnel did not effectively communicate with operations to obtain sufficient information regarding the Company's collection activities in making the determination of the provision for credit losses. This material weakness resulted in material errors in the unaudited interim financial statements in fiscal 2012. The accounts that could reasonably be affected by the material weakness are provision for credit losses and consumer advances receivable, net.
2. In the year ended September 30, 2012, management determined that the Company did not design and implement effective ICFR related to the review, interpretation and monitoring of legal and regulatory matters for financial reporting implications. Specifically, the Company did not have sufficient resources with the

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FY2013 Management’s Discussion & Analysis

appropriate level of expertise to accurately monitor and assess legal and regulatory matters facing the Company. As a result, the Company's ICFR did not correctly interpret how the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim impacted the measurement of the associated liability as at September 30, 2010. As a result of these ineffective controls, the Company incorrectly measured and recorded the liability in its previously filed financial statements; however, it has now corrected for the error as described in Note 3 of the Company’s September 30, 2012 restated annual financial statements. The accounts that could reasonably be affected by this material weakness are corporate expenses, interest expense, income tax expense, other receivables (current and long term), deferred tax asset and accrued liabilities.
Each of these material weaknesses creates a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.
Changes in Internal Controls over Financial Reporting

The Company has taken the following remedial actions related to the above noted material weaknesses:
1. In response to the first material weakness identified above, as part of the preparation of the 2012 annual financial statements the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor credit loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for credit losses. As part of the preparation of the 2013 annual financial statements, the Company changed its estimation methodology to determine the provision for credit losses whereby now the Company fully charges-off past due consumer advances receivable when the advances remain in default status for 90 days. This change results in the acceleration of the point in time when consumer advances receivable are fully provided for, which management believes will reduce the estimation uncertainty when determining an appropriate provision for aged consumer advances, thereby reducing the risk of material misstatement.
2. In response to the second material weakness identified above, in April 2013 management established a process to coordinate communications internally as well as regularly consult with legal counsel and any other parties involved in legal and regulatory matters (i.e. a third party settlement administrator). This new control involves a review of the status of all legal and regulatory matters at each reporting period in order to assess the impact, if any, on the Company’s consolidated financial statements.
Although there have been significant improvements made to ICFR in relation to the material weaknesses described above, management believes that these material weaknesses continue to exist for the reasons discussed below:

•
For the material weakness related to the provision for credit losses, management believes it has made significant improvements in the procedures and controls it utilizes to determine the provision for credit losses. However, as the Company has recently introduced new products into the marketplace (lines of credit) and is developing new ways to offer payday loans (through on-line lending and other means), Management needs sufficient time to assess whether these improvements will be effective in determining an appropriate provision for credit losses.

•
For the material weaknesses related to the review, interpretation and monitoring of legal and regulatory matters, management needs sufficient time to strengthen in-house expertise and develop processes and controls whereby legal and regulatory matters are communicated to the Company’s finance department for assessment, under relevant US GAAP guidance, in a timely manner, before concluding that the material weakness has been remediated.

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FY2013 Management’s Discussion & Analysis

Risks and Uncertainties

The Company’s business is subject to risks and uncertainties that could result in material adverse effects on its business and financial results. Additional risks and uncertainties not presently known to Cash Store Financial, or that it currently deems immaterial, may also impair its business operations. The Company continually monitors and evaluates these risk factors and takes action to mitigate them, however some of these risks are beyond the Company’s control.

Regulatory Environment

Consumer Lending Regulations

The Company’s business is subject to federal, provincial and foreign laws and regulations in Canada and the UK. These regulations may change at any time and may impose significant limitations on the way the Company conducts or expands its business. These regulations govern lending and collection practices and, in some cases, allowable interest rates and rate caps.

As the Company introduces new products and services, it may become subject to additional laws and regulations. Future legislation or regulations may restrict the Company’s ability to operate the way it does today or its ability to expand operations and may have a negative effect on the Company’s business, results of operations and financial condition. Governments at the national and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. The Company is currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause the Company to incur substantial expenditures or modify the way the Company conducts its business. Changes in laws or regulations, or a failure to comply with applicable laws and regulations, may have a material adverse effect on the business, prospects, results of operations, and financial condition of the Company.

In May 2007, the Canadian federal government enacted a bill clarifying that the providers of certain payday loans were not governed by the criminal interest rate provisions of the Criminal Code of Canada (the “Criminal Code”), granting lenders (other than most federally-regulated financial institutions) an exemption from the criminal interest rate provisions of the Criminal Code if their loans fell within certain dollar amount and time frame maximums. In order for payday loan companies to rely on the exemption, provincial governments are required to enact legislation, subject to approval by the federal government that includes a licensing regime for payday lenders, measures to protect consumers and maximum allowable limits on the total cost of borrowing.

In Canada, the provinces that have enacted specific payday loans legislation pursuant to this federal exemption are British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and Nova Scotia.
Ontario

In keeping with the Company's product growth strategic objective, on February 1, 2013 the Company launched its suite of line of credit products in Ontario, and payday loans are no longer being offered in that province. Effective July 4, 2013, the Company allowed its payday loan licenses to expire in Ontario.

With respect to the new line of credit offerings, on April 29, 2013 the Company filed an application in Ontario courts seeking a declaration that the Basic line of credit was not subject to the Payday Loans Act.

On February 4, 2013, the Registrar for payday loans in Ontario issued a proposal to revoke the payday lending licenses of the Cash Store Inc. and Instaloans Inc. Sections 13(2) and 14(1) of the Payday Loans Act provide that licensees are entitled to a hearing before the License Appeal Tribunal in respect of the Registrar’s proposal. The Company filed an Appeal with the License Appeal Tribunal on February 19, 2013,

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however, as the Company allowed its payday licenses to expire in Ontario effective July 4, 2013, this appeal was withdrawn effective August 15, 2013.

Previous to the February 4, 2013 proposal of the Registrar for payday loans, the Company submitted an application for judicial review in the Ontario Courts, seeking a declaration that certain provisions of the regulations made under the Ontario Payday Loans Act are void and unenforceable. This application was heard on October 2, 2013. On November 5, 2013, the Court dismissed the application. On November 22, 2013 the Company filed a Notice of Motion for leave to Appeal.

On June 7, 2013, the Ontario Ministry of Consumer Services filed an application in Ontario courts seeking a declaration that the Basic Line of Credit is subject to the Payday Loans Act and that the Company must obtain a broker license to offer this product. This application was heard on November 29, 2013 and a decision has not yet been rendered. Concurrently, the Ontario Ministry of Consumer Services has proposed amended regulations which may capture the lines of credit under the existing Payday Loans Act and may require the Company to re-apply for licenses to continue to offer the products. The new regulations do not propose a rate cap for the lines of credit. The regulator is currently considering industry feedback on the proposed amendments and the content and timing of such amended regulations is not yet known.

The Company remains committed to maintaining ongoing dialogue with the Ontario Ministry of Consumer Services with respect to its concerns. The Company maintains that its operations in Ontario are in compliance with all applicable laws.

British Columbia

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts, to a maximum of $1.1 million be deposited into a consumer protection fund. On December 14, 2012, the Company filed a Petition for Judicial Review in the British Columbia Supreme Court seeking an order quashing or setting aside the Order and Supplemental Order, and seeking declarations that it had not contravened sections 112.04(1)(f) of the Business Practices and Consumer Protection Act, or section 17 and 19 of the Payday Loan Regulation. The Petition was heard by the Court on June 26, 27, and 28, 2013. A decision has not yet been released. The estimated exposure with respect to this order is between $0.2 million and $1.1 million including penalties, legal costs and additional costs. The balance of the accrued liability related to this order as at September 30, 2013 is $187 (2012 - $248).

United Kingdom

In April of 2014 the Financial Conduct Authority ("FCA") will assume responsibility for regulating the payday loans sector. The FCA has proposed new payday lender measures that will include limiting to two the number of loan rollovers and the number of times that lenders can access a borrower’s bank account for payment, both of which have an implementation date of July 1, 2014. The FCA will also require a borrower affordability assessment before payday lenders can extend a loan and will require that lenders include clear risk warnings on advertisements. In addition, the FCA plans to put in place dedicated supervision and enforcement teams. The FCA opened its proposed rules for comment and is expected to publish final guidance in February 2014.

On November 25, 2013, legislators in the UK announced that a rate cap setting power for payday loans will be included through amendments to the Banking Reform Bill which is currently before the House of Lords. It has been reported that the rate cap will be set by the FCA and address the total cost of borrowing. The Banking Reform Bill is expected to receive final reading on December 9, 2013 and rate caps are expected

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to come into force during 2015.

NYSE Listing Standards

On April 2, 2013, the Company received notice from the New York Stock Exchange (“NYSE”) that it is not in compliance with certain NYSE standards for continued listing of its common shares. Specifically, the Company is below the NYSE’s continued listing criteria because its average total market capitalization over a recent 30 consecutive trading day period was less than $50 million at the same time that reported shareholders’ equity was less than $50 million. Under the NYSE’s continued listing criteria, a NYSE listed company must maintain average market capitalization of not less than $50 million over a 30 consecutive trading day period or reported shareholders’ equity of not less than $50 million.

The Company submitted a plan to the NYSE demonstrating its ability to achieve compliance with the listing standards within 18 months of receiving the notice. On August 29, 2013, the Company was notified that the NYSE accepted the Company's plan to achieve compliance within 18 months of receipt of the April 2, 2013 letter.

During such 18-month period, the Company’s common shares will continue to be listed and traded on the NYSE, subject to quarterly progress reviews by the NYSE and compliance with other NYSE continued listing standards.

The NYSE plan of compliance does not impact the Company’s listing on the Toronto Stock Exchange (“TSX”) and the Company’s common shares will continue to be listed and traded on the TSX, subject to compliance with TSX listing standards.

Legal Proceedings

The Company is subject to various asserted and unasserted claims during the course of business of which the outcome of many of these matters is currently not determinable. Due to the uncertainty surrounding the litigation process, unless otherwise stated below, the Company is unable to reasonably estimate the range of loss, if any, in connection with the asserted and unasserted legal actions against it. The Company believes that it has conducted business in accordance with applicable laws and is defending each claim vigorously. In addition to the litigation and claims discussed below, the Company is involved in routine litigation and administrative proceedings arising in the normal course of business.

The resolution of any current or future legal proceeding could cause the Company to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate operations in particular jurisdictions. The Company may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of senior officers and other management personnel that would otherwise be spent on other aspects of the business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to operations. Any of these events could have a material adverse effect on business, prospects, results of operations and financial condition of the Company.

Class proceedings related to consumer lending activities

British Columbia - March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the

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defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the British Columbia Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company was to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18.8 million, consisting of $9.4 million in cash and $9.4 million in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6.4 million were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12.4 million, consisting of $6.2 million of cash and $6.2 million of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12.4 million was mailed to claimants in November 2012 in the form of cash and vouchers on a pro-rata basis. As at September 30, 2013, $5.1 million of the $6.1 million cheques issued had been cashed and $0.6 million of vouchers had been redeemed.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6.2 million has been discounted using a discount rate of 16.2%. During the year ended September 30, 2013, the Company recorded accretion expense of $0.9 million (2012 - $0.7 million, 2011 - $0.6 million) in interest expense. The total liability related to the settlement at September 30, 2013 is $6.2 million (September 30, 2012- $11.3 million).

British Columbia - September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company in British Columbia, and that the Company charged, required or accepted an amount that is in excess of 23% of the amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The Class members seek an order, pursuant to s.112.10(2) and s. 172(3)(a) of the BPCPA, requiring that the Company refund all monies paid in excess of the Loan principal of each payday loan, including the Cash Card Fee Amounts, the Loan Fees, and any other fees or charges collected by the Company in relation to the payday loan, damages for conspiracy, and interest pursuant to the Court Order Interest Act at the rate

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of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Alberta - January 19, 2010 Claim

A statement of claim was served in Alberta by Shaynee Tschritter and Lynn Armstrong alleging that the Company was in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of the Company's customers’ third-party lenders, directors and officers added to the claim.

The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Alberta - September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Kostas Efthimiou against The Cash Store Inc., Instaloans Inc., and The Cash Store Financial Services Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Cash Store or Instaloans that met the definition of a "payday loan" proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the Plaintiff and Class members by the Company in relation to the payday loans advanced to the Plaintiff and Class members in excess of the loan principal are Unlawful Charges under the Payday Loan Regulation and therefore seek restitution of or damages for the Unlawful Charges paid by the Plaintiff and Class members, repayment of the Unlawful Charges paid by the Plaintiff and Class members, damages for conspiracy, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has made payday loans contingent on the supply of other goods or services contrary to s. 29 of the Payday Loans Act, charged or received amounts which are not provided for in the Payday Loans Act or Payday Loans Regulation, contrary to s. 23(5) of the Act, deducting or withholding from the initial advance an amount representing a portion of the cost of borrowing or other charges, contrary to s. 25 of the Payday Loans Act and charging or receiving an amount in excess of 23% of the loan principal, contrary to s. 23(1) and (4) of the Act and s. 14(1) of the Regulation. The plaintiff seeks restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

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The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Manitoba - April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench ("Manitoba Court") by Scott Meeking against The Cash Store Financial Services Inc., The Cash Store Inc. and 1152919 Alberta Ltd o/a Instaloans, proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from Cash Store or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code.
A class proceeding in Ontario in McCutcheon v. The Cash Store Inc. et al. was certified in 2006 and settled in 2008. That decision affected Manitoba residents, and presumptively resolved claims with respect to loans borrowed by Mr. Meeking, and other Manitoba residents, on or before December 2, 2008.
The Company asked the Manitoba court to enforce the Ontario settlement against Mr. Meeking. On September 9, 2013, the Manitoba Court of Appeal agreed that the Ontario Superior Court of Justice had properly exercised jurisdiction over Manitoba residents, including Mr. Meeking and his prospective class members, and enforced the Ontario settlement relating to borrowers of payday loans from the Company. However, it concluded that the Ontario judgment is not enforceable in Manitoba against Instaloans customers and for signature and title loans (as opposed to payday loans), as the Manitoba court determine Ontario had not given proper notice to Manitoba residents.
On September 12, 2013, the Manitoba Court certified Mr. Meeking’s claim as a class proceeding. On October 11, 2013, the Company applied for leave to appeal the certification decision.
On November 8, 2013, the Company filed an application for leave to appeal to the Supreme Court of Canada, seeking to appeal the Manitoba Court of Appeal decision that declined to enforce the Ontario settlement against Instaloans customers. The plaintiffs have also filed an application for leave to appeal to the Supreme Court of Canada, seeking to set aside the portion of the Manitoba Court of Appeal decision that enforced the Ontario settlement.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Manitoba - November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company made loans contingent on the purchase of another product or service, contrary to s. 154.2 of the Consumer Protection Act, R.S.M. 1987, c. C-200, as am. (CPA), discounted the principal amount of loans by deducting or withholding an amount representing a portion of the cost of credit from the initial advance, contrary to s. 154.1 of the CPA and charging, requiring and accepting amounts in excess of the 17% total cost of credit limit contrary to s. 147(1) of the CPA and s. 13.1 of the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

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The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Ontario - August 1, 2012 Claim

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. and other defendants, claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

By Court order dated August 27, 2013, the plaintiff was permitted to amend the claim to add additional defendants. This amendment further claims that the Company’s lines of credit, offered since February 1, 2013, are payday loans subject to the Payday Loans Act, and are being offered without a payday loans license. The amendment claims that the Company acted in an unlawful conspiracy with the additional defendants.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Ontario - July 5, 2012 Claim

On July 5, 2012, The Cash Store Inc. and Instaloans Inc. were charged with the offence of acting as a lender without being licensed as a lender and without having received notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Guelph (The Cash Store Inc.), Brantford, and Sarnia, Ontario (Instaloans Inc.). The charges were laid in each of the three jurisdictions on July 5, 2012 as a result of investigations made by the Ministry of Consumer Services relating to consumer complaints made by three consumers.

On November 18, 2013, Instaloans Inc. and The Cash Store Inc. pleaded guilty and were convicted of the offence of acting as a lender without being licensed as a lender and without having received notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Brantford, Sarnia, and Guelph, Ontario, respectively.  As a result of this plea, The Cash Store and Instaloans Inc. agreed to pay $50 per conviction, in addition to a victim fee surcharge of 25%, for a total fine of $188.

Investor class proceedings

Canada

On June 3, 2013, a statement of claim brought under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Darren Hughes against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action.

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On June 4, 2013, a statement of claim brought under the Ontario Class Proceedings Act was commenced in the Ontario Superior Court of Justice by David Fortier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action

On July 11, 2013, a statement of claim brought under the Quebec Class Proceedings Act was commenced in the Quebec Superior Court of Justice by Marianne Dessis and Jean-Jacques Fournier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action.

As at September 30, 2013, the Company has reached an agreement with the plaintiffs' counsel whereby the plaintiffs will proceed with the Ontario June 4, 2013 claim and seek a stay of the Alberta and Quebec claims.

Following the stay of the related Alberta claim, an amended statement of claim was issued on October 17, 2013, which, among other things, adds a statutory claim under the Alberta Securities Act. The plaintiffs’ motion seeking leave to pursue a secondary market liability claim under Part XXIII.1 of the Ontario Securities Act and to certify the claim as a class action under the Ontario Class Proceedings Act is currently scheduled to be heard by the Ontario Superior Court of Justice on May 20 and 21, 2014.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

United States

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages.

On June 27, 2013, proposed class action proceedings for violation of U.S. federal securities laws were commenced by lead plaintiff Charles Nutsch in the United States District Court of the Southern District of New York against the The Cash Store Financial Services Inc. and certain of its present and former officers on behalf of purchasers of the common stock of The Cash Store Financial Services Inc. during the period between November 24, 2010 and May 13, 2013, inclusive. The proposed class actions concern alleged misrepresentations made in the Company's quarterly and annual financial statements between November 24, 2010 and May 13, 2013. In particular, the complaints allege that the Company overvalued the consumer loan portfolio acquired from third-party lenders, overstated its net income, understated losses on its internal consumer loans portfolio, and understated its liabilities associated with the settlement of the British Columbia class action.

By order dated July 9, 2013, the court consolidated the May 20, 2013 and June 27, 2013 actions for pretrial purposes. On September 17, 2013, the Court issued an order appointing Globis Capital Partners L.P. and Globis Overseas Funds Ltd. as lead plaintiffs in the class action. The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

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Other claims

Ontario - October 1, 2010 Claim

The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an action in the Superior Court of Ontario against National Money Mart Company (“Money Mart”) on October 1, 2010 for trade-mark infringement under sections 7, 19, 20 and 22 of the Trade-Marks Act, misrepresentation in the form of false and misleading advertising contrary to sections 52 and 74.01 of the Competition Act and the common law tort of passing off. The action relates to a national negative advertising campaign launched by Money Mart featuring the use of the Company’s registered trade-marks alongside negative statements comparing the Company's payday loan products to Money Mart’s loan products. Statements made in the Money Mart advertising campaign include, among other things, that the Company’s loan products are more expensive and less convenient than Money Mart’s and involve more forms and hassle. The Company seeks injunctive relief as well as $60,000 in damages in its Statement of Claim. Money Mart filed its statement of defense on May 2, 2011. The parties have settled a discovery plan and the next step in the action is to proceed to discoveries.

The likelihood and amount of gain (or loss), if any, is not determinable at this time.

Ontario - August 31, 2011 Application

On August 31, 2011, in response to regulatory amendments to come into force on September 1, 2011, The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an Application for Judicial Review in the Ontario Superior Court of Justice. The Application sought an order declaring that certain of the new amended regulations are outside the scope of the regulation-making authority under the Payday Loans Act, 2008, and were made without due process. The hearing was held on October 2, 2013. On November 5, 2013 the Court dismissed the Company’s application. The Company filed a notice of motion for leave to appeal to the Court of Appeal on November 22, 2013.

Ontario - June 7, 2013 Application

On June 7, 2013, an application was commenced in the Ontario Superior Court of Justice pursuant to section 54(1) of the Payday Loans Act, 2008, by the Director designated under the Ministry of Consumer and Business Services Act, naming The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. as respondents. The application seeks a declaration that the basic line of credit product offered constitutes a ‘payday loan’ under subsection 1(1) of the Payday Loans Act, and seeks orders requiring the Company to obtain a payday loan broker license and restraining the Company from acting as a loan broker of the basic line of credit without a broker’s license. The Application was heard by the Ontario Superior Court of Justice on November 29, 2013. It is unknown when a decision on this matter will be been rendered.
The Company has vigorously defended this application and the likelihood and amount of liability, if any, is not determinable at this time.

Alberta - September 18, 2013 Claim

On September 18, 2013, an action in the Court of Queen’s Bench of Alberta was commenced against the Company, certain of its officers and affiliates, including The Cash Store Inc., certain of its associated companies, including The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc., and other corporate defendants, seeking repayment of certain funds advanced to the Company, its affiliates and the associated companies by Assistive Financial Corp.("Assistive"), a former related party third-party lender. An application for interim relief, including the appointment of an inspector, was brought by the plaintiffs and is currently scheduled to be heard by the Court of Queen’s Bench of Alberta on December 12, 2013. The action by Assistive also seeks damages equivalent to $110.0 million together with interest thereon at the rate

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of17.5% per year.

The Company believes the action is wholly without merit and intends to vigorously defend itself. The likelihood and amount of liability, if any, is not determinable at this time.

Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation.  The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months.  It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

The Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board of Directors has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required in relation to the Transaction.

Reliance on Third-Party Lenders

The Company’s business depends on the willingness of third-party lenders to make significant funds available for lending to the Company’s customers and to purchase loans that the Company has made. There are no assurances that existing or new third-party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a material adverse impact on the Company’s results of operations and financial condition.

Refer to Off-Balance Sheet Arrangements for a description of arrangements with third-party lenders.

Liquidity & Capital Resources

The Company requires continued access to capital. A significant reduction in cash flows from operations or access to funding to support the Company’s consumer lending products could materially and adversely affect the Company’s ability to achieve the Company’s planned growth and operating results.

As of September 30, 2013, the Company had approximately $127.2 million in senior secured notes debt and on November 29, 2013 the Company entered into a credit agreement that provided an additonal $12.0 million in debt financing. If cash flows and capital resources are insufficient to fund the debt service obligations and to satisfy working capital and other liquidity needs, the Company may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance indebtedness. These alternative measures may not be successful or may not permit the Company to meet its scheduled debt service obligations. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet

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its debt service and other obligations. If the Company is unable to make the required payments on its debt obligations, the Company would be in default under the terms of its indebtedness which could result in an acceleration of the repayment obligations. Any such default, or any attempt to alter the business plans and operations to satisfy the obligations under the Company’s indebtedness, could materially adversely affect the Company’s business, prospects, results of operations and financial condition.

Competition

The payday loans industry is highly fragmented and very competitive. Competition may increase as the industry consolidates. In addition to other unsecured consumer lending and cheque cashing stores and online lenders, the Company competes with banks and other financial services entities and retail businesses that offer consumer loans, cash cheques, sell money orders, provide money transfer services or offer other products and services offered by the Company. Some competitors have larger and more established customer bases in other provinces and substantially greater financial and other resources than the Company has. As a result, the Company could lose market share and revenues could decline, thereby affecting the Company’s ability to generate sufficient cash flow to service indebtedness and fund operations.

Foreign Currency

UK operations have been funded to date by loans from the Canadian company. These loans are currently not hedged, thus they are vulnerable to currency exchange rate fluctuations between the British Pound and the Canadian Dollar. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and the Company may record significant gains or losses on the remeasurement of intercompany balances. A 542 basis point increase/decrease in the exchange rate would increase/decrease net loss by approximately $1.3 million.

Growth Management

The Company’s expansion strategy, which in part contemplates the addition of new branches, and developing new products and distribution channels for the Company’s products in Canada and the UK is subject to significant risks. Continued growth in this manner is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for expansion activities, the ability to obtain any government permits and licenses that may be required, the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and other factors, some of which are beyond the Company’s control.

There can be no assurance that the Company will be able to successfully grow its business or that the current business, results of operations and financial condition will not suffer if the Company is unable to do so. Expansion beyond the geographic areas where the Company’s branches are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to the business and will require additional management time.

Ability to Attract and Retain Qualified Employees

The Company’s future success depends to a significant degree on the members of its executive management team and their ability to execute on the growth strategies and provide expertise in developing international operations. The loss of the services of one or more members of the executive management team could harm the Company’s business and future development. Continued growth also depends on the Company’s ability to attract and retain additional skilled management personnel. If the Company is unable to attract and retain the requisite personnel as needed in the future, operating results and growth could suffer.

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Changes to UK Business, Regulatory or Political climate

The Company’s growth plans include significant expansion in the UK. Changes in the business, regulatory or political environment, shareholder proposals, or significant fluctuations in currency exchange rates could affect the Company’s ability to expand or continue operations there, which could have a material adverse impact on the Company’s prospects, results of operations and cash flows.

Negative Public Perception

The media often portrays payday loan companies as predatory or abusive, which could negatively affect the Company’s business. Consumer advocacy groups, certain media reports, and some regulators and elected officials in the provinces in which the Company conducts business have from time to time advocated governmental action to prohibit or severely restrict certain types of payday lending. These efforts have often focused on lenders that charge consumers imputed interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers and otherwise characterize the Company’s products and services as being predatory or abusive toward consumers. If consumers accept this negative characterization, demand for the Company’s loans could significantly decrease. In addition, media coverage and public statements that assert some form of corporate wrongdoing can lower morale, make it more difficult to attract and retain qualified employees, management and directors, divert management attention and increase expenses. These trends could adversely affect the business, prospects, results of operations and financial condition of the Company.

Valuation of Consumer Loans and Advances

The Company maintains an allowance for credit losses for anticipated losses on consumer loans and advances and loans and advances in default. To estimate the appropriate level of credit loss reserves, the Company considers known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed, historical loss trends, current collection patterns and current economic trends. These reserves are estimates, and if actual credit losses are materially greater than loan loss reserves, the Company’s results of operations and financial condition could be adversely affected.

Share Price Volatility

The price of common shares has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the twelve months ended September 30, 2013, the market price of the Company’s common shares on the TSX has been as high as $5.73, and as low as $1.50.

The market price of the Company’s common shares has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by the Company or its competitors of a material nature, additions or departures of key personnel, changes in applicable laws and regulations governing consumer protection and lending practices, the effects of litigation, future sales of common shares, and general stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of the common shares of many companies, including that of the Company. A significant decline in the Company’s share price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

Unauthorized Disclosure of Confidential Data

In the normal course of business, the Company is required to manage, use, and store large amounts of

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personally identifiable information, consisting primarily of confidential personal and financial data regarding customers. The Company also depends on its IT networks and systems, and those of third parties, to process, store, and transmit this information. As a result, the Company is subject to numerous laws and regulations designed to protect this information, such as Canadian federal and provincial laws governing the protection of financial or other individually identifiable information. Security breaches involving files and infrastructure could lead to unauthorized disclosure of confidential information, as well as shutdowns or disruptions of the Company’s systems.

If any person, including the Company’s employees or those of third-party vendors, negligently disregards or intentionally breaches the Company’s established controls with respect to such data or otherwise mismanages or misappropriates that data, the Company could be subject to costly litigation, monetary damages, fines, and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer data by any person, whether through systems failure, unauthorized access to IT systems, fraud, misappropriation, or negligence, could result in negative publicity, damage to the Company’s reputation, and a loss of customers. Any unauthorized disclosure of personally identifiable information could subject the Company to liability under data privacy laws and adversely affect the business prospects, results of operations, and financial condition of the Company.

Dividends

The Company ceased paying dividends in the fourth quarter of FY2012 and may not pay dividends on its common shares within the next fiscal year. Therefore, any return on an investment in common shares of the Company may come only from an increase in the market value of the common shares of the Company. The Board of Directors reviews the Company’s dividend distribution policy on a quarterly basis. This review includes evaluating the financial position, profitability, cash flow and other factors that the Board of Directors considers relevant. The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture.

Internal Control Over Financial Reporting

As of September 30, 2013, an evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a- 15(e) and Rule 15d - 15(e) under the 1934 Act, as amended, and in NI 52-109. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to material weaknesses in the Company’s internal control over financial reporting.

Unless and until these issues are corrected, the Company's ability to report financial results or other information required to be disclosed on a timely and accurate basis may be adversely affected. In addition, remedying this matter will require additional management time and resources and cause the Company to incur additional costs. Further, the Company cannot provide any assurance that it will not identify additional control deficiencies that may constitute significant deficiencies or material weaknesses in its internal controls in the future.

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FY2013 Management’s Discussion & Analysis